Exhibit 99.1
March 26, 2009
Gregg W. Steinhafel
Chairman, President and Chief Executive Officer
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Re:	Number of Directors for Election at the
2009 Annual Meeting of Shareholders
Dear Gregg:
     On March 16, 2009, affiliates of Pershing Square Capital Management, L.P. delivered a Notice of Nomination to Target Corporation proposing to nominate five individuals for election as directors of Target at the Company’s 2009 Annual Meeting of Shareholders. The same day, Target issued a press release indicating that its board is comprised of 12 directors and that the Company is nominating only four directors for election at the 2009 Annual Meeting. Subsequently, we received a telephone call from your outside counsel informing us that the Target Board currently consists of 12 directors and that only four directors are up for election at the 2009 Annual Meeting.
     We disagree with the Company’s position on this issue. We have reviewed Target’s SEC filings and have found no disclosure to the effect that the size of the Target Board has been changed from 13. We are aware that Mr. Ulrich resigned in January, but a board does not automatically shrink as a result of a resignation; rather, a vacancy is created, in this case, a vacancy in Class III of the Target Board.

Target Corporation
March 26, 2009

     Our view is informed by the Company’s Restated Articles of Incorporation, which provide that only the shareholders may reduce the size of the Target Board. Specifically, Article VI of Target’s Restated Articles of Incorporation provides the following:
“The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than five nor more than twenty-one persons, who need not be shareholders. The number of directors may be increased by the shareholders or Board of Directors or decreased by the shareholders from the number of directors on the Board of Directors immediately prior to the effective date of this Article VI; provided, however, that any change in the number of directors on the Board of Directors (including, without limitation, changes at annual meetings of shareholders) shall be approved by the affirmative vote of not less than seventy-five percent (75%) of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock (as defined in Article IV), voting together as a single class, unless such change shall have been approved by a majority of the entire Board of Directors.” (emphasis added)
     Article VI was adopted at Target’s 1988 Annual Meeting of Shareholders. Immediately prior to the effectiveness of Article VI, the size of the Target Board was 13. Under Article VI any reduction in the size of the Target Board requires a shareholder vote. As the Company’s shareholders have not been asked to vote on any matter since the 2008 Annual Meeting of Shareholders, we believe that the size of the Target Board remains at 13. While Mr. Ulrich’s resignation created a vacancy on the Target Board, the size of the Target Board has not been changed to our knowledge.
     If the Company continues to believe that the size of the Target Board is 12 and that only four seats are up for election at the 2009 Annual Meeting, we believe that the interests of the Company and its shareholders would be best served by a quick, low-cost resolution of this issue. Therefore, we would suggest that we jointly submit the issue to a binding arbitration that will take place in Minnesota and will be decided by a mutually acceptable arbitrator, pursuant to the AAA Commercial Rules of Arbitration.

Target Corporation
March 26, 2009

     If, on the other hand, you agree with our interpretation of the Articles of Incorporation, you can simply nominate a fifth director.
     It is in all of our interests to resolve this issue promptly. Please let me know how you would like to proceed. Thank you.

Very truly yours,
/s/ William A. Ackman William A. Ackman

cc:	Steven A. Rosenblum Elliott V. Stein Wachtell, Lipton, Rosen & Katz Stephen Fraidin, Esq. Andrew E. Nagel, Esq. Kirkland & Ellis LLP

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